May 14, 2020

Mr. Jeff Foor

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Comments on Preliminary Proxy Statement filed on behalf of Midwood Long/Short Equity Fund (the “Fund”), a series of 360 Funds (the “Trust”) (File Nos. 333-123290 and 811-21726)

Dear Mr. Foor:

This letter provides the Trust’s responses to the comments you provided on Monday, May 11, 2020, on the preliminary proxy statement filed on behalf of the Fund on Friday, May 1, 2020. For your convenience, I have summarized the comments in this letter and provided the Trust’s response below each comment.

General

1.	Comment: Please confirm that the Trust included all information required under Section 22(c) of Schedule 14A in the proxy statement.

Response: The Trust confirms that it included all information required under Section 22(c) of Schedule 14A in the proxy statement.

Shareholder Letter

2.	The fifth paragraph suggests that the new expense limitation agreement may be up for approval. Please confirm is you are seeking shareholder approval of this agreement.

Response: The Trust is not seeking shareholder approval of the new expense limitation agreement, and it has deleted the reference to that agreement.

Question & Answer (“Q&A”)

3.	Comment: Please confirm if the Fund’s gross expenses are expected to increase as a result of the change in investment adviser.

Response: The Trust confirms that it does not expect the Fund’s gross expenses to increase as a result of the change in the investment adviser.

Proxy Statement

4.	Comment: For Proposal 1, we note that the Midwood Capital Management, LLC (the “New Adviser”) will retain Crow Point Partners, LLC (the “Current Adviser”) for marketing services. Please confirm if the Fund will bear any of the expenses related to this arrangement.

Response: The New Adviser will pay all fees and expenses related to the marketing agreement.

5.	Comment: Relatedly, please confirm that all compensation will comply with Section (f) of the Investment Company Act of 1940 (the “1940 Act”).

Response: The Trust confirms that any compensation paid by the New Adviser to the Current Adviser will comply with Section 15(f) of the 1940 Act.

6.	Please provide a copy of the Board’s consideration for the staff’s review before filing the definitive proxy statement.

Response: The Trust has added the following disclosure to the proxy statement:

(1)       The nature, extent, and quality of the services to be provided by the New Adviser.

The Board considered the responsibilities the New Adviser has under the New Advisory Agreement for the Fund. The Board reviewed the services to be provided by the New Adviser to the Fund including, without limitation: its processes for formulating investment recommendations and assuring compliance with the Fund’s investment objectives and limitations; its coordination of services for the Fund among the Fund’s service providers; and its efforts to promote the Fund, grow assets and assist in the distribution of the Fund’s shares. The Board considered the New Adviser’s staffing, personnel and methods of operating; the education and experience of the New Adviser’s staff; and the New Adviser’s compliance program, policies, and procedures. The Board also noted that while the New Adviser would retain the Current Adviser for operational and marketing services, the New Adviser, and not the Fund, would bear all expenses related to that agreement. After reviewing the preceding and further information from the New Adviser, the Board concluded that the nature, extent, and quality of the services to be provided by the New Adviser was satisfactory and adequate for the Fund.

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(2)       Investment Performance of the Fund and the New Adviser.

The Board noted that the New Adviser is currently managing the Fund under a sub-advisory agreement with the Fund’s current investment adviser. The Board considered that the New Adviser’s President and the portfolio manager of the Fund has been the portfolio manager of the Fund since its inception in January 2020. The Trustees compared the short- and long-term performance of the Fund with the performance of its benchmark index, or indices, as applicable, comparable funds with similar objectives and size managed by other investment advisers, and peer group indices (e.g., Morningstar category averages). The Trustees also considered the consistency of the New Adviser’s management of the Fund with their investment objective and policies.

For the Fund, the Board recognized that the Fund was formed in January 2020 and did not yet have a meaningful performance record to evaluate. The Board noted, however, the New Adviser’s longer-term performance in managing the strategy in a limited partnership. Finally, the Board considered the Fund’s performance during the most recent market conditions as a result of COVID-19. Based on the preceding, the Board concluded that the investment performance information presented for the Fund was satisfactory.

(3)       The costs of the services provided and profits realized by the Adviser from the relationship with the Midwood Fund.

The Trustees considered: the New Adviser’s staffing, personnel and methods of operating; the financial condition of the New Adviser and its level of commitment to the Fund; the asset levels of the Fund; and the overall expenses of the Fund. The Trustees considered the financial statements of the New Adviser and the financial stability and productivity of the firm. The Trustees considered the fees and expenses of the Fund (including the management fee) relative to its peer group as of April 1, 2020. The Trustees noted that the management fee for the Fund was above the peer group median and average, but it was within a reasonable range for the category.

The Trustees also noted that the Fund’s net expense ratio was above the peer group average and median; they recognized that the Fund was substantially smaller than most of its peers, which affects the net expense ratio of the fund. The Trustees noted that regarding the Fund, the New Adviser has agreed to enter into an expense limitation agreement according to which the New Adviser will agreed to waive or reduce its fees and to assume other expenses of the Fund, if necessary, to limit the Fund’s annual operating expenses (with industry-standard exceptions) through January 31, 2022. The Board also noted that the New Adviser expects to realize a reasonable profit for its management of the Fund. Following this analysis and upon further consideration and discussion of the preceding, the Board concluded that the fees to be paid to the New Adviser by the Fund were fair and reasonable.

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(4)       The extent to which economies of scale would be realized if the Fund grows and whether advisory fee levels reflect these economies of scale for the benefit of the Fund’s investors.

The Board considered the Fund’s fee arrangements with the New Adviser. The Trustees determined that although the management fee would stay the same as asset levels increased, the shareholders of the Fund would benefit from the expense limitation arrangement for the Fund. The Trustees noted that while a breakpoint schedule in an advisory agreement would be beneficial, such a feature only had benefits if the fund’s assets were enough to realize the effect of the breakpoint. The Trustees noted that lower expenses for the Fund’s shareholders are realized immediately with the expense limitation arrangements with the New Adviser. The Trustees noted that the Fund’s assets were at such levels that the expense limitation arrangements were providing benefits to the Fund’s shareholders currently. The Trustees also noted that the Fund would benefit from economies of scale under their agreements with some of their service providers other than the New Adviser as fees that were in place with those other service providers were either fixed or essentially semi-fixed, and the Board considered the New Adviser’s efforts to work with M3Sixty to secure such arrangements for the Fund. Following further discussion of the Fund’s asset levels, expectations for growth and levels of fees, the Board determined that the Fund’s fee arrangements, in light of all the facts and circumstances, were fair and reasonable and that the expense limitation arrangement provided savings and protection for the benefit of the Fund’s investors.

(5)       Possible conflicts of interest and benefits derived by the Adviser.

The Trustees evaluated the potential for conflicts of interest and considered such matters as: the experience and ability of the advisory and compliance personnel assigned to the Fund; the fact that the New Adviser does not utilize soft dollars; the basis of decisions to buy or sell securities for the Fund; and the substance and administration of the New Adviser’s code of ethics. The Board noted that members of the Current Adviser would be covered by the New Adviser’s Code of Ethics during the operations and marketing engagement. Based on the preceding, the Board determined that the Adviser’s standards and practices relating to the identification and mitigation of possible conflicts of interest were satisfactory.

Please contact me at (509) 279-8202 if you have any questions or comments on the responses contained in this letter.

Sincerely,

/s/ Bo James Howell

Bo J. Howell
Partner
Practus LLP

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